Exhibit 99.1

Amarin Corporation plc Announces $2.0 Million
Equity Investment by Dr. Tony Ryan

LONDON, United Kingdom, January 23, 2006 - Amarin Corporation plc (NASDAQ: AMRN) today announced that it has entered into a definitive purchase agreement with Dr. Tony Ryan for a private equity placement, consisting of ordinary shares (“Shares”) and warrants of Amarin Corporation, resulting in gross proceeds of $2.0 million. In accordance with the terms of the investment, Amarin will sell 800,000 Shares at $2.50 per Share and issue warrants to purchase 280,000 Shares at an exercise price of $3.06 per Share.

Dr. Ryan is an existing investor, having acquired shares in Amarin’s May 2005 financing. Dr. Ryan is a Director of Ryanair Holdings and was a founder and former Chairman of GPA Group plc, an operating lessor of commercial aircraft. Dr. Ryan also served as Executive Chairman of GE Capital Aviation Services, Limited.

Thomas Lynch, Amarin’s Chairman, commented, “We are delighted to have Dr. Ryan as an investor and greatly appreciate his continued support.”

Rick Stewart, Amarin’s Chief Executive Officer, added “We have made considerable progress in recent weeks, achieving several key objectives including the closure of a $26.4 million financing which will fund the company through the ongoing U.S. and E.U. Phase III trials of Miraxion to treat Huntington’s disease; the completion of a licensing deal with Multicell for Lax-202, our development program for multiple sclerosis; and the announcement of promising results from our preclinical program in Parkinson’s disease with Miraxion. We look forward to building on these significant developments throughout 2006.”

This press release does not constitute an offer to sell or the solicitation of any offer to buy any security. The securities sold in this private placement, including the shares to be issued upon exercise of the warrants, have not been registered under the Securities Act of 1933, as amended, or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (“SEC”) or an applicable exemption from the registration requirements. Amarin has agreed to file a registration statement with the SEC covering resale of the ADSs issued in the private placement and issuable upon the exercise of the warrants.

About Amarin
Amarin is a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin’s lead development compound, is in Phase III development for Huntington’s disease and in Phase II development for depressive disorders.

Contacts:

Amarin Corporation plc +44 (0) 207 907 2442
Rick Stewart Chief Executive Officer
Alan Cooke Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc. +1 212 838 3777
Kim Golodetz (kgolodetz@lhai.com)
Anne Marie Fields (afields@lhai.com)

Media:
Powerscourt +44 (0) 207 236 5615
Rory Godson/Victoria Brough

For press releases and other corporate information, visit our website at http://www.amarincorp.com. Information on our website is not part of this press release.

Disclosure Notice:

The information contained in this document is as of January 23, 2006. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", ”forecast”, "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington’s disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affective Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as amended by Amendment No. 1 on Form 20-F/A, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.